UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

(Amendment No. 1)

CHINA BIOLOGIC PRODUCTS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

16938C106
(CUSIP Number)

No. 14 East Hushan Road, Taian City
Shandong, China 271000
(86) 538-620-3897
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2010
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(e), 13d -1(f) or 13d -1(g), check the following box [  ].

(Continued on following pages)

CUSIP No. 16938C106	13D	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS Chao Ming Zhao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 940,120 shares of common stock (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 940,120 shares of common stock (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,120 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4%(2)(3) (Exit Filing)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (a) 115,000 shares of common stock issuable upon the exercise of a ten-year nonstatutory stock option granted to the Reporting Person by the Issuer on May 9, 2008 under the Issuer’s 2008 Equity Incentive Plan, exercisable within sixty (60) days of this report at $4.00 per share; and (b) 3,333 shares out of the 40,000 shares of common stock issuable upon the exercise of a ten-year nonstatutory stock option granted to the Reporting Person by the Issuer on July 11, 2010 under the Issuer’s 2008 Equity Incentive Plan, which will vest in equal portions on a quarterly basis over a three-year period, with the first portion to vest and exercisable on October 11, 2010 at $12.26 per share.

(2)

All percentage calculations set forth herein are based on 23,513,533 shares of Commons Stock outstanding as of August 9, 2010, as reported on the Issuer’s most recent quarterly report on Form 10-Q for the quarter ended June 30, 2010, filed with the Securities and Exchange Commission on August 13, 2010.

(3)	On 12/11/2009, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the class of securities pursuant to Item 5(e) of Schedule 13D. This is the final and exiting amendment the Reporting Person will file, until and unless he becomes subject to Schedule 13D filing requirements again in the future.

Item 1. Security and Issuer.

The name of the issuer is China Biologic Products, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at No. 14 East Hushan Road, Taian City, Shandong People’s Republic of China 271000. This statement relates to the Company’s common stock, $0.0001 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a) The name of the person filing this statement is Chao Ming Zhao ("Reporting Person").

(b) The business address of the Reporting Person is 14 East Hushan Road, Taian City, Shandong, People’s Republic of China, 271000.

(c) Mr. Zhao has been the Company’s Chief Executive Officer since June 1, 2008.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received 1,071,787 shares of common stock of the Company pursuant to that certain share exchange agreement (the "Share Exchange Agreement"), dated July 19, 2006, by and among the Company, Logic Express Ltd ("Logic Express") and the stockholders of Logic Express. Pursuant to the Share Exchange Agreement, the Company issued to the stockholders of Logic Express, 18,484,715 shares of the Common Stock in exchange for 100% of the issued and outstanding shares of capital stock of Logic Express. As a result of this reverse acquisition transaction with Logic Express, Logic Express became the Company’s 100% owned subsidiary and the equity holders of Logic Express, including the Reporting Person, became the Company’s controlling shareholders. The Reporting Person’s shares in Logic Express were obtained on July 11, 2006, as a part of his own personal investment in Logic Express.

On September 7, 2010, the Reporting Person entered into a stock purchase agreement (the "Stock Purchase Agreement") with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (collectively, "Warburg Pincus"), whereby the Reporting Person sold an aggregate of 200,000 shares of the Issuer’s Common Stock at a price of $13.00 per share to Warburg Pincus in a privately negotiated resale transaction. The closing of the sale occurred on the same day. Immediately after the closing, the Reporting Person beneficially owned 940,120 shares of the Issuer’s Common Stock.

The 940,120 shares Common Stock beneficially owned by the Reporting Person and reported herein also include (a) options to purchase 115,000 shares of Common Stock that are fully vested and currently exercisable or will become exercisable within sixty (60) days of the date hereof at an exercise price of $4.0 per share and (b) options to purchase 3,333 shares of Common Stock that will be vested and exercisable within sixty (60) days of the date hereof at an exercise price of $12.26 per share. The options held by the Reporting Person were issued to the Reporting Person under the Issuer’s 2008 Equity Incentive Plan as compensation for his service to the Company.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors which were more fully described in the registration statement on Form SB-2 filed by the Issuer on September 5, 2007.

Except as set forth in this Schedule 13D/A and the registration statement on Form SB-2 referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)     As of the date of this Schedule 13D/A, the Reporting Person beneficially owns 940,120 shares of the Company’s Common Stock, representing approximately 4% of the outstanding shares of the Company’s Common Stock. Except as disclosed in this Schedule 13D/A, the Reporting Person does not beneficially own any other securities of the Company.

(b)     The Reporting Person has the sole power to vote, or direct the vote, and dispose of, or direct the disposition of, 940,120 shares of Common Stock, which represents approximately 4% of the outstanding shares of Common Stock of the Issuer.

(c)     Other than the transaction in connection with the Stock Purchase Agreement described in Item 3, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)     Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in this Schedule 13D/A and the registration statement filed by the Issuer on Form SB-2 filed on September 5, 2007, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1	Share Exchange Agreement among the Company, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2 to the Company’s registration statement on Form SB-2 filed on September 5, 2007
Exhibit 2	Issuer’s 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008.
Exhibit 3	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008.
Exhibit 4	Stock Purchase Agreement among Warburg Pincus Private Equity X., L.P., Warburg Pincus X. Partners L.P. and Chao Ming Zhao, dated September 7, 2010*

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2010

/s/ Chao Ming Zhao
Chao Ming Zhao